Filed by Misonix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Solsys Medical, LLC and Misonix, Inc.

Commission File No.: 333-231797

August 15, 2019

VIAVID
communications simplified.

Misonix, Inc.

Fourth Quarter Fiscal Year 2019 Earnings

August 14, 2019

C O R P O R A T E P A R T I C I P A N T S

Norberto Aja, Investor Relations, JCIR

Stavros Vizirgianakis, President and Chief Executive Officer, Misonix, Inc.

Joseph Dwyer, Chief Financial Officer, Misonix, Inc.

C O N F E R E N C E C A L L P A R T I C I P A N T S

Alex Nowak, Craig-Hallum Capital Group

Ryan Zimmerman, BTIG

Kyle Rose, Canaccord Genuity

Michael Kaufman, MK Investments

P R E S E N T A T I O N

Operator:

Good day ladies and gentlemen and welcome to the Misonix Fourth Quarter Fiscal Year 2019 Earnings Call. Today’s conference is being recorded. At this time I would like to turn the conference over to Norberto Aja, Investor Relations. Please go ahead.

Norberto Aja:

Thank you, Operator, and good afternoon everyone. Thank you for joining the Misonix Fiscal 2019 Fourth Quarter Conference Call. We’ll get started in just a minute with Management’s presentation and comments, but before doing so, let me take a minute to read the Safe Harbor disclosure language.

Today’s call and webcast contain forward-looking statements within the meaning of the Safe Harbor provision of the U.S. Private Securities Litigation Reform Act of 1995 and can be identified by words such as anticipate, believe, estimate, expect, future, likely, may, should, will and other similar references to future periods. Examples of forward-looking statements include statements we make regarding guidance relating to our financial results. Forward-looking statements are neither historical facts nor assurance of future performance. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risk, changes and circumstances. Therefore, you should not rely on any of these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements that may be made from time to time, whether as a result of new information, future developments or otherwise.

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Today’s call and webcast will also include non-GAAP financial measures within the meaning of the SEC Regulation G. When required, a reconciliation of all non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP can be found in today’s press release as well as on the Company’s website.

With that, I’d now like to turn the call over to Mr. Stavros Vizirgianakis, President and CEO of Misonix. Please go ahead, Stavros.

Stavros Vizirgianakis:

Thank you, Norberto, and good afternoon everyone. Thank you for joining us on the call today to review our Fiscal 2019 fourth quarter and full year results. Joining me on the call today is Joe Dwyer, our Chief Financial Officer.

Let me begin by making some brief remarks on the quarter and full year financial results before offering some comments on the evolution of Misonix over the past 18 to 24 months and our expectations for the next 18 to 24 months.

The fourth quarter marked yet another strong quarter for Misonix, with total revenue rising 12.9% compared with Q4 of Fiscal 2018, and by 18.9% on a full year basis, excluding license fees.

Equipment sales for the fourth quarter fell by 12.8% driven by a 30.8% decline in international equipment sales caused by the supply chain disruptions that we previously disclosed, which created a backlog of international equipment orders, and to a lesser degree by our transition from our legacy solutions to Nexus, domestically. As added perspective, including the equipment sales backlog, fiscal full year 2019 product revenue would have increased by approximately 21%.

Despite this temporary headwind in equipment sales, we are pleased with our results across both recurring revenue in consumables which grew by 23.3%, compared to Q4 of Fiscal 2018, and by 20.2%, compared to full year Fiscal 2018, as well as the performance of our equipment sales, which while declining in Q4, were still up over 15.5% for the full year. The domestic sales team did an outstanding job transforming the majority of the business from distributors to direct with minimal disruption over the last 18 months, laying the groundwork for the Nexus rollout.

I will let Joe comment in added detail regarding our Fiscal 2019 fourth quarter and full year financial results.

I wanted to take this opportunity to take a quick look back at what has brought us to where we are today and what we see ahead of us over the coming quarters.

About two years ago, we set a new course to position Misonix for sustainable long-term growth and profitability. I am pleased to be able to say that we have been overwhelmingly successful in achieving this goal. We are proud of the significant number of accomplishments the team has achieved over the past two years that have moved the Company in a positive direction and built a solid and stable foundation for future growth and profitability. These efforts have translated directly into shareholder value creation, as reflected in our share price over this period.

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We now have a core group of people with the experience and enthusiasm to lead the company forward. During the past year or so we have made some key hires, including the incorporation of Sharon Klugewicz as Chief Operating Officer to our Management Team, as well as the addition of Gwen Watanabe to our Board. Both of them are world-class executives with extensive experience in the medical device field and have already made valuable contributions to the Company.

In addition, we have strategically expanded and reconfigured many of our teams, along with numerous staff members. We have also changed internal procedures and vendors and should see a significant improvement in performance over time. These changes are slowly paying off and we look forward to reaping further benefits going forward.

Speaking of sales, we have basically transformed our go to market strategy and upon the anticipated completion of our Solsys acquisition will be doubling the size of the Company from a revenue and staff perspective while almost tripling the sales force and creating two separate and dedicated sales channels for specialty surgical and advanced wound products. This focus will create opportunity for additional distribution opportunities and bolt-ons over time.

Upon completion, which we expect in late September, the Solsys acquisition will mark a transformational point in Misonix’s history and qualify as one of the more important milestones. We made this transaction, not only with a disciplined financial approach, but did so only after determining that we are capable of both integrating the companies and creating synergies and economies of scales, but also on the basis of our analysis that the combination of the two will yield greater results than as two separate standalone companies.

As we mentioned at the time we announced the deal, the acquisition of Solsys will not only provide us with a revenue stream from TheraSkin sales that is growing at an annual rate in excess of 25%, but also significantly enhance our ability to address the domestic wound biologics market, which is valued at approximately $700 million annually, and which is projected to grow at a compound annual growth rate of 8%. In short, we hope you agree that the Solsys acquisition will create added shareholder value as we leverage mid- and long-term growth opportunities for the combined company to grow revenue in excess of 20% per annum.

We are working extremely well with the Solsys team to ensure an efficient integration in order to deliver on the value of this compelling combination for our patients and our shareholders and remain on schedule with our integration roadmap.

As we have mentioned, Nexus will play a vital role in that growth. As most of you know, Nexus is our next-generation integrated ultrasonic surgical platform that combines all the features of our three existing solutions, BoneScalpel, SonicOne and SonaStar, into a single, fully integrated platform that will also serve to power these plus future solutions. We have begun a limited release of Nexus and the feedback is very positive. Over the coming quarters, the rollout will accelerate and our pipeline is looking promising. Nexus will be the solution we focus on in the U.S. to expand across just about every area we target, including neuro, spine, wound and general surgery.

Most recently, we announced that we were granted CE Mark approval for Nexus. We are pleased with the news as we will now be able to enter other strategically important geographic markets for us in the European Union late this year, in addition to the U.S., as we continue to expand our footprint and diversify our revenue across markets and procedures.

All this brings us to where we are today, a company with strong recurring revenues, healthy double-digit top line growth, an expanding geographic foot print, a growing portfolio of products and solutions, a healthy balance sheet, a much improved operational infrastructure, more robust controls and procedures, a great group of strategic partners, and most of all, a world class team of people, working in unison towards the same goal – to make Misonix better each and every day.

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As we look ahead, we are cognizant there is still much work to be done and we are excited and confident in our abilities to rise to the challenges. We continue to work through our historical supply chain issue but are confident that after completing a review of the entire supply chain that the various initiatives we have implemented will improve product availability for legacy as well as Nexus products. For example, while Nexus consoles will be manufactured in the U.S. at a contract manufacturer, we expect that our existing partners in China will manufacture legacy BoneScalpel and SonaStar consoles by the end of the year. Misonix will then focus solely on handpiece development and manufacturing. We further expect that all disposable products will be manufactured at various vendors and ultimately shipped directly to customers once consolidated.

We have completed three years of revenue growth of 18% to 20% per year, which has strained our supply chain, which has needed to be revitalized and strengthened. While we have made great progress, we still have work to do, and can see our path to completing this important initiative.

In summary, our financial results for the fourth quarter and full year Fiscal 2019 highlight the benefits of our recent investments, our strategic initiatives and the progress being made towards sustainable growth and profitability.

With that, I would like to now turn the call over to our CFO. Joe?

Joseph Dwyer:

Thank you Stavros, and good afternoon everyone. I’ll begin by reviewing our financial results in greater detail.

Fiscal fourth quarter Product revenue increased 12.9% to $9.8 million, reflecting a 23.3% increase in consumables sales, partially offset by a 12.8% decline in equipment sales. Looking at our geographic segments, domestic sales for Q4 increased 22.0% and international sales rose 0.6%.

Fourth quarter operating expenses of $9.1 million increased by $1.2 million, reflecting a rise of $1.7 million in G&A expense. This was primarily attributable to $1.3 million of fees and expenses relating to the Solsys transaction. Fourth quarter selling expenses were essentially flat at $4.4 million and R&D expenses of approximately $900,000 decreased by 33%, resulting from the wind-down of the Nexus development costs.

We reported a fourth quarter net loss of $2.3 million or $0.25 cents per diluted share versus a net loss of $1.8 million or $0.20 cents per share in the prior year period. The impact of the transaction-related expenses in fiscal fourth quarter 2019 on a per share basis was $0.14 cents.

Q4 Adjusted EBITDA was a positive $228,000. As a reminder, we define Adjusted EBITDA as earnings before interest, depreciation, amortization, taxes, noncash comp expense and Nexus R&D expenses, and for this quarter we have also excluded our Solsys transaction-related expenses.

Looking at our full year results, we generated record product revenue of $38.8 million representing approximately 19% growth over the prior year period. Total product revenue growth included a 20.2% increase in consumables sales and a 15.5% rise in equipment sales. Including the sales backlog at year end, Fiscal 2019 product revenue would have increased by approximately 21%, which is slightly ahead of our revenue guidance for Fiscal 2019.

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Geographically, fiscal full year domestic sales increased 14.6% and international sales rose 25.7%.

In the prior year period, we recorded $4 million of license revenue which was nonrecurring this year. As a result, total revenue increased 6% this year over last. Our gross profit margin was a healthy 70.2% for the year, which is roughly flat compared with last year, excluding license revenue, and in-line with our full year guidance.

Full year operating expenses of $34.7 million increased by $4.9 million, primarily reflecting our expanded direct sales team and investments made to drive operational excellence across the business as we pursue our next phase of growth, as well as Nexus development costs of $2.1 million and transaction fees for the pending Solsys acquisition of $1.4 million.

For Fiscal 2019, we reported a net loss of $7.4 million or $0.79 cents per diluted share, which was an improvement over the prior year period net loss of $7.6 million or $0.87 cents per share.

Fiscal 2019 Adjusted EBITDA was a positive $133,000 compared with an Adjusted EBITDA gain of $4.2 million in Fiscal 2018. Remember that last year included $4 million of license revenue at 100% gross margin. Without that, last year’s EBITDA was a positive $159,000, about the same as this year.

Moving on to our cash flow and balance sheet, working capital at June 30, 2019 was $14.1 million and cash used in operations was $3.7 million, mainly due to a $3.2 million use of cash for working capital, offset by our net loss and noncash expenses. We ended Fiscal 2019 with $7.8 million in cash.

As it relates to our recent M&A activity, as Stavros mentioned, in the fourth quarter we announced the acquisition of Solsys in an all-stock transaction valued at approximately $97 million, as measured on the basis of the Misonix share price on date the transaction was signed. The transaction has been approved by the Boards of Directors of both companies, and the issuance of Misonix shares is subject to the approval by Misonix shareholders and Solsys unitholders. At closing, current Misonix shareholders will own 64% of the combined company and the Solsys unitholders will own the remaining 36%. We have set September 26, 2019 to hold a meeting of Misonix shareholders to vote on the transaction and other related items.

Regarding guidance for Fiscal 2020, we expect product revenue growth in excess of 20% and gross profit margins of approximately 70%. We estimate that the first half of Fiscal 2020 will encompass about 47% of total annual revenue, with the remainder being generated in the second half of Fiscal 2020. On a standalone basis, without Solsys, we expect that Adjusted EBITDA will be around the breakeven level. Assuming the successful completion of the Solsys transaction, at the beginning of our second quarter we will add the Solsys revenue stream, which generated $24 million of revenue in calendar 2018 and is growing at a rate in excess of 25%. As a combined company, we will be generating annual revenues of over $80 million. We will provide further combined company guidance after the transaction is completed.

We expect to assume $20 million of Solsys’ secured debt at closing. We have renegotiated the terms of the debt with SWK Holdings, the lender, to reduce the interest rate and improve other key terms, effective upon completion of the acquisition. The interest rate will be about 10%. We have also secured another $5 million of borrowing capacity from SWK.

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At closing, the combined entity will have around $12 to 15 million in combined cash and borrowing power. As a result, we expect that Misonix will have sufficient cash and debt capacity to fund our operations through profitability.

In closing, we are pleased with our performance for Fiscal 2019 and the direction we are headed, which we expect will enable us to meet our goal of enhancing long-term shareholder value as we move through Fiscal 2020 and beyond. As we prepare for the closing of the Solsys acquisition and the controlled launch of the Nexus later this year, we continue to focus on actively managing our capital structure, driving sales, improving productivity and increasing efficiencies across the business.

With that, I would now like to open the call to questions.

Operator?

Operator:

Thank you. Ladies and gentlemen, if you would like to ask a question, please signal by pressing star, one on your telephone keypad. If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, star, one to ask a question. We’ll pause just a moment to allow everyone an opportunity to signal for questions.

We’ll take our first question from Alex Nowak with Craig-Hallum Capital Group.

Alex Nowak:

Great. Good afternoon everyone. Stavros, the supply chain problems a couple of quarters ago were related primarily to the titanium consumables tips. What happened in the supply chain here to hit the equipment side of the revenue this quarter?

Stavros Vizirgianakis:

Thanks, Alex. I think what we saw was specific shortages of components. More specifically, on the BoneScalpel consoles we had issues with getting ample supply of display screens as well as foot pedals. As you know, the BoneScalpel platform is aging. It’s close to 10 years old and I think as the years go by it becomes more challenging to source those parts. Manufacturers had promised us certain deliveries and quite frankly let us down at a very late stage, and to go through validation of other components with other suppliers just takes a very long time. I think we’ve taken the viewpoint that we’ll have to build up inventory levels on those pretty significantly but that certainly hurt us. I think the sales team did their job, they brought in the sales and we were sitting close to 800,000, the majority of it sitting in international equipment sales that were just incomplete units and unable to ship.

Alex Nowak:

Okay, got it. Did you say earlier that the challenges related to the equipment, were those primarily resolved by the end of the quarter and when will that 800,000 equipment backlog be shipping?

Stavros Vizirgianakis:

The challenges on the equipment side are ongoing. They’re not going to just go away in a couple of weeks. We think that over the next six months the supply chain will improve on the equipment side. I think we also have constraints internally in terms of being able to build these units as we focus more of our efforts on building handpieces which are now a fairly significant item with Nexus. I think that previously we used to sell a single handpiece or maybe two per system; with Nexus we’re now having to sell four handpieces per system. There’s a significant drain on manufacturing resources. We are looking at this holistically and saying that if we really want to build capacity internally to build handpieces, we think that we are best served with moving the legacy hardware out of the building, so we are going to be doing a technology transfer September with our team of production and engineering staff with a Chinese partner to actually start manufacturing BoneScalpel units in China so that we can really focus the manufacturing resources that we’ve got on handpiece building. It’s really twofold. Think of it as a challenge around parts and also a challenge in terms of scaling resources to build those units.

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We feel comfortable that we’ve got a good supplier, outsourced supplier with Nexus generator that can scale that as needed, but we also feel that it’s necessary to move SonaStar and BoneScalpel offshore so that we can just focus on handpieces internally. On a local Misonix level in Farmingdale, our goal is just to be manufacturing handpieces by the end of the year.

Alex Nowak:

Okay, got it. That makes sense. Then, you began to commercialize Nexus here in the quarter. Beyond the customers that you first let try the system prior to the FDA approval, what are the latest Nexus users that just got their hands on the box, call it within the last couple of weeks, what are they saying? What do they like? When do you plan to wean off that limited market release?

Stavros Vizirgianakis:

I think that the strategy is that we’re going to be in limited market release for the first quarter. We’re involved in a significant product evaluation. For the first time we’re going head-to-head with our two major competitors on the West Coast, so right now a big chunk of our resources in terms of engineering, marketing and sales support resources are taking part in this evaluation which is a six- to eight-week evaluation. This is going to give us a very, very good chance not only to see how Nexus performs but to see how Nexus performs head-to-head against the two competitors and their new units in the marketplace.

The early signs are very, very encouraging. I think that having the RF capability is something that does provide us with an advantage, especially for other applications like general surgery. So far, we’re very optimistic. We have a very good pipeline, a robust pipeline established. The sales team is really chomping to go but we have just taken the viewpoint, let’s use the first quarter, let’s iron out all the problems. Right now, all engineers are hands-on-deck and spending a lot of time supporting the sales staff in the field because it’s such an important product for us.

We don’t plan to do anything on the international side in the short term because we just feel that it’s far too important to just cut ourselves too thin.

I think for the first quarter it’s really going to be focused accounts. I would say probably half our resources are being spent on this one specific IDE and evaluation right now, and I would say from the second quarter we really start opening Nexus up to the wider market.

Alex Nowak:

Okay, understood. Just a last question from me. Joe, equipment sales has been a little bit stagnant here. Let’s just exclude the backlog component. Excluding that, the equipment sales have been stagnant, so just with the launch of Nexus here in Fiscal ’20, what should we be thinking about equipment sales going forward?

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Joseph Dwyer:

Equipment sales probably would be, I guess for full year, would probably be 74% consumables, 26% equipment, somewhere in that range.

Alex Nowak:

Okay, got it. Thank you.

Operator:

We’ll take our next question from Ryan Zimmerman with BTIG.

Ryan Zimmerman:

Great. Thanks for taking the questions. I just wanted to ask, Stavros, to follow-up on the previous question, you had a backlog of $800,000. You also did call out the fact that Nexus could be coming to the international markets given the CE Mark. Do you have a sense for maybe what the delay—the pent-up demand could have been if Nexus was already out there? Just trying to get a sense of kind of where equipment sales would have landed with all of these kind of puts and takes.

Stavros Vizirgianakis:

If you really you look at our pipeline, Ryan, I’d say that our pipeline is probably close to 150 units. That’s in pent-up demand that we are hoping to supply over the next 12 months. Part of the challenge with the launch of Nexus has been ironing out early software issues, getting through all of that, but also ensuring that we have ample supply of disposables because essentially has happened is our supply chain has been very, very constrained this year just supporting the legacy products because if you look at our consumable growth that’s been a 20%. We’ve had to use the same supply chain to essentially build a duplicate range of products in the Nexus range, so I think that our early concern is having ample consumables to support the Nexus launch so that we don’t convert accounts, place units into marketplace and then run into a situation where we’ve got a back order with Nexus because the legacy disposables are not backward compatible into the Nexus unit. If that answers your question.

Ryan Zimmerman:

That’s helpful. Then I just wanted to ask two things and then I’ll hop back in queue. One, where did you end the quarter from a legacy Misonix sales rep standpoint?

Stavros Vizirgianakis:

I think we ended the quarter with about 51 resources. We are now up to 55 as we had a training program at the end of June in Miami, so we’re kicking off the year with 55. You can look at that as 48 sales people, seven regional sales managers, and the plan is to add five per quarter this year going forward.

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Ryan Zimmerman:

That’s very helpful. Just lastly for me, the integration of Solsys sounds like you’re going to wrap that up in the first fiscal quarter here. Anything to call out that may be taking a bit longer that could impact the timing of the transaction.

Stavros Vizirgianakis:

I think this was a complex transaction, being the first transaction for us. I think there was a number of back and forth with the SEC reviewing our S-4. We went through four rounds of review before we finally got approval yesterday and we went live with the registration statement. I think that the encouraging side is that the Solsys team is executing well. The fact that the SEC has taken a little bit longer, I think they’ve done a very fulsome review of the transaction and the document, so we’d obviously want to shelve a month of that but it is what it is. We’re hoping that on the 26th of September we’ll vote and get everything closed, but everybody—both organizations are very excited to get going.

I think just from a momentum perspective the quicker we can do it the better because with salespeople, right now the Misonix people are obviously very focused on the neuro and spine opportunity with Nexus and while they’re managing the wound business, we don’t want to draw out the integration and lose any momentum because there is significant momentum on the ultrasonic wound debridement side of the business.

That’s about as much color as I can I can give you for now.

Ryan Zimmerman:

Very helpful. Thank you for taking the question.

Stavros Vizirgianakis:

A pleasure.

Operator:

We’ll take our next question from Kyle Rose with Canaccord.

Kyle Rose:

Great. Thank you very much squeezing me in here. Can you hear me all right?

Stavros Vizirgianakis:

Yes. Hi, Kyle.

Kyle Rose:

Hi. Gentlemen, wanted to talk about your 2019 guidance or Fiscal 2020 guidance, kind of what’s contemplated there. It sounds like obviously there’s a lot of puts and takes. You’ve got the manufacturing and the supply side. You’ve got the new product launch, both internationally and in the U.S. and then towards the back half of the year you’re going to have Solsys come on. I guess, what is the underlying contribution that you expect from Nexus in Fiscal 2020, and then what, if any, headwinds or negatives do you contemplate from the base business?

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Stavros Vizirgianakis:

It’s a big number drawn out for Nexus. I think that what we are going to see is that when we move from limited release to full market availability, we see the Misonix business accelerating from the teens to 30% by the fourth quarter, so we are expecting significant ramp-up in the business.

A lot of that ramp-up on Nexus is coming from new neuro business as well as additional penetration in the spine business, so we’re thinking that there’s a lot of momentum that’s built up there. The early indicators from the market are that even the existing users of the technology feel that with the additional power that the bone-cutting capabilities are enhanced. I think that we drive further penetration in the spine business. There’s definitely more opportunity in the neuro market. We think that with handpiece sales on the neuro side that also significantly moves the bar because those handpieces are in excess of $20,000 and we’re saying at this stage probably in excess of two-thirds of Nexus placements will have more than two handpieces, so we’re probably talking in the order of four handpieces per consignment, and two of those being neuro, that adds significant revenue.

We’re thinking really second quarter momentum starts building and it really lets rip in the third and the fourth quarters when we’ve got that base out there and all the sales reps have got their hands on the product.

Kyle Rose:

Okay. That’s very helpful. Let me just ask a follow-on question there and just ask maybe my previous question a different way. You gave the revenue breakdown first half-second half 47% the first half, 53% in the second half. I guess with some of the puts and takes that you’ve contemplated, the manufacturing that’s going to continue for the next six months, Nexus that’s going to come on it sounds like more in the second quarter but really gain steam in the second half. Why wouldn’t we expect more of a weighting of the revenue mix towards the back half of the year?

Stavros Vizirgianakis:

I think the underlying business on the disposable side is strong. We saw 22% consumable growth in the third quarter, so I think that the fundamentals on the consumables, which are three-quarters of the business continue to remain strong. I think we’re going to see some handpiece sales. Obviously going to be more in the second half of the year but I think that there’s good, steady business on consumables, domestically and internationally at the moment.

Kyle Rose:

Okay, great. Thank you very much. I appreciate the questions this afternoon.

Joseph Dwyer:

Thanks, Kyle.

Stavros Vizirgianakis:

Sure.

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Operator:

We’ll take our next question from Michael Kaufman, MK Investments.

Michael Kaufman:

Hi, Stavros.

Stavros Vizirgianakis:

Hi, Michael.

Michael Kaufman:

It sounds like you guys are doing very well with a very full plate. I just want to get a little color on the fact that there was no license revenue this year. What does it say about your Chinese partner? Your original contract had some additional royalties, and are license revenues going forward?

Joseph Dwyer:

Hey Michael, it’s Joe. Yeah, the contract we had with our Chinese partner did have royalty revenue in the first three years of the contract. The first payment of that isn’t due until this December, so we’re not there yet; we haven’t recorded anything. We’re not modeling royalty revenue in our guidance for the next year. The timing of that payment could move a little bit so we’ll record that when we get it.

The relationship is still strong and moving forward. We’re looking forward to monetizing that.

Michael Kaufman:

Now, the Chinese partner that’s going to build your units, is it the same or a different partner than you’re using for this business?

Stavros Vizirgianakis:

(Inaudible) in China we have two entities that we deal with. In terms of manufacturing, we’re looking at using one partner for the manufacturing of the unit. Our biggest concern is to increase capacity, so the way to think of it from a Chinese perspective is that they’re going to start manufacturing but these units will not be for Chinese market consumption. That will be a question of we’ll buy these units to sell elsewhere in the world or they will dropship to our end market customers outside of China.

In terms of Chinese manufacturer, they still need to get registration with the Chinese FDA to be able to manufacture and sell in the Chinese market, so it really is two separate factors. Everything is going to be done at one facility.

Michael Kaufman:

I guess the question is did you look at somebody like Jabil, an American company to do it, who has manufacturing sites all over the world and does a lot of medical manufacturing because if there are issues between the U.S. and China it may be that if you only have a Chinese manufacturing partner you could have less flexibility.

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Stavros Vizirgianakis:

Yes. We didn’t look at Jabil, n particular. I think we looked at the existing partners for a couple of reasons. One of them was concern with tariffs. If tariffs get worse we want to obviously step up the Chinese ability to manufacture products in China so that we don’t experience any disruption to the business. I think with the legacy products like BoneScalpel and SonaStar it wouldn’t be as challenging to find other manufacturers if needed. We just saw this as a natural evolution to the partnership since we’ve got a lot of goodwill and a good partner in China, let’s try and do more together with them. But it certainly doesn’t preclude us from looking at other manufacturers going forward.

You also know that next year our focus in the U.S. is squarely around Nexus, so with our focus being so heavily weighted towards Nexus, there’s less importance for us in the longer term on these legacy products.

I think we’ve certainly got options but I think in the near term the Chinese could help us. If things really turn south with the relationships, we can look at other options. We certainly aren’t excluded from doing that.

Operator:

Ladies and gentlemen, this concludes today’s question-and answer-session. I would now like to turn the call back to Management for any additional or closing remarks.

Stavros Vizirgianakis:

Thank you. In summary, we continue to see multiple avenues for sustainable growth that we can and I expect we’ll execute on. We operate in a growing industry and in healthy markets that offer massive opportunities to grow our current modest annual revenue. It is an industry with an increasing need for world-class solutions that can provide more efficient and effective patient outcomes, that can create added operational leverage among healthcare providers and that are easy to use and highly adaptable.

We continue to invest in our products and our people to better serve our clients and ultimately patients around the world and I firmly believe that our future success continues to be within our control. Given these characteristics, I remain very optimistic about the investment case for Misonix given the many opportunities we have in our hands to continue to grow shareholder value.

I want to take this opportunity to close by thanking the outstanding team at Misonix for all the terrific work they’re doing to build the new Misonix and capitalize on our abundant opportunities. I would also like to thank our loyal customers, great partners and supportive shareholders.

We look forward to speaking with you again when we report our Fiscal 2020 first quarter results. If any additional questions arise in the meantime, please contact our Investor Relations firm, JCIR, at 212-835-8500. Thank you very much for your time. Good-bye.

Operator:

Ladies and gentlemen, this concludes today’s conference. We appreciate your participation.

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Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Misonix and Solsys, the allocation of the merger consideration and the anticipated growth rate of the combined company. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Solsys business may not be successfully integrated with Misonix following the closing; the risk that Misonix and Solsys will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Misonix’s or Solsys’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Misonix’s filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in Misonix’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Filed With The SEC

In connection with the proposed transaction, the Misonix and Solsys filed relevant information with the SEC, including a registration statement of Misonix on Form S-4 that includes a prospectus and proxy statement of Misonix and an information statement of Solsys (the “joint proxy statement/information statement and prospectus”), that was declared effective by the SEC on August 13, 2019. INVESTORS AND SECURITY HOLDERS OF MISONIX AND SOLSYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MISONIX, SOLSYS AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/information statement and prospectus will be sent to Misonix’s stockholders and Solsys unitholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/information statement and prospectus free of charge from the SEC’s website or from Misonix as described below. The documents filed by Misonix with the SEC may be obtained free of charge at Misonix’s website at www.misonix.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Misonix by requesting them by mail at Misonix, Inc., 1938 New Highway, Farmingdale, New York 11735, Attention Investor Relations, or by telephone at 631-694-9555.

Participants in the Solicitation

Misonix, Solsys and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Misonix stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Misonix stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the joint proxy statement/information statement and prospectus. Information about the directors and executive officers of Misonix and their ownership of Misonix common stock is set forth in the definitive proxy statement for Misonix’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 25, 2019. Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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